Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 12, 2021

VIA EDGAR TRANSMISSION

Mr. David Orlic

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Chestnut Street Exchange Fund (Registration No. 811-02631)

Dear Mr. Orlic:

The following responds to the Staff’s comments that you provided by telephone on April 29, 2021 and further discussions on May 3, 2021 and May 6, 2021 regarding the review of the preliminary proxy statement filed by the Chestnut Street Exchange Fund (the “Fund”) on Schedule 14A on April 22, 2021 (the “Proxy Statement”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms used herein and not otherwise defined shall have the respective meanings given such terms in the Proxy Statement.

1.	Comment: Please confirm that all applicable disclosures required by Item 22(c) of Schedule 14A of the Securities Exchange Act of 1934, as amended (the “1934 Act”) have been included in the Proxy Statement.

Response: The Fund will add to the Definitive Proxy Statement the additional disclosure provided in response to Comment # 2 below and will also clarify that the Board considered that the services to be provided by the new adviser as set forth in the New Advisory Agreement are the same as the services provided under the Current Advisory Agreement. As revised, all applicable disclosures required by Item 22(c) of Schedule 14A of the 1934 Act will be included in the Definitive Proxy Statement.

2.	Comment: In the “Board Approval and Recommendation of the Proposal” section of the Proxy Statement, please also address whether and how the Managing General Partners considered the investment performance of the Adviser with respect to similarly managed accounts.

Response: The Fund will add to the above-referenced section of the Definitive Proxy Statement the following disclosure: “The Managing General Partners considered Mitchell Sinkler & Starr’s representation that it does not manage any other accounts with similar investment objectives and strategy as the Fund and concluded that the performance of those accounts was not relevant to this factor.”

3.	Comment: Please advise how bundling the approval of the New Advisory Agreement in the same proposal as the approval of the Second Advisory Agreement is permissible under Rule 14a-4(a)(3) of the 1934 Act. Please also advise how the disclosure relating to the Second Advisory Agreement is being provided in a manner that is compliant with Schedule 14A of the 1934 Act given that this agreement will not be taking effect for at least seven months and further developments may occur.

Response: The Fund believes that including the approval of the New Advisory Agreement in the same proposal as the Second Advisory Agreement is permissible under Rule 14a-4(a)(3) of the 1934 Act as there is precedent for approving a new advisory agreement and future agreements in one combined proposal. However, the Fund will present the proposal for the New Advisory Agreement and the Second Advisory Agreement as two separate proposals. The approval of the Second Advisory Agreement will be contingent upon the Partners’ approval of the New Advisory Agreement.

Mitchell Sinkler & Starr has entered into a written agreement with Mr. Wylie to purchase all of his shares on December 31, 2021. The definitive proxy statement will define the Change of Control Event as the purchase and transfer of all of Mr. Wylie’s shares, representing a majority of Mitchell Sinkler & Starr’s outstanding common stock, by and to the firm as treasury shares pursuant to the written agreement and the resulting automatic increase in the percentage of shares owned by Mr. Richardson. The Fund believes presenting the Second Advisory Agreement for approval by the Partners at this meeting is permissible under Rule 14a-4(a)(3) because the Second Advisory Agreement will be effective when the Change of Control Event occurs on December 31, 2021 and terminates the New Advisory Agreement. The definitive proxy statement will also disclose that if the Change of Control Event does not occur by January 7, 2022, the Fund will conduct another proxy solicitation and meeting of the Partners to approve a new advisory agreement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

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